UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

GTSR HOPEFULL CORPORATION ___________________________________________________________________ (Name of Small Business Issuer in its charter)
NEVADA (State or other jurisdiction of incorporation or organization)	86-0996897 I.R.S. Employer Identification No.)
18036 N. 15TH ST PHOENIX AZ (Address of principal executive offices)	85022 (Zip Code)
Issuer's telephone number (602) 485-1346

Securities to be registered pursuant to Section 12(g) of the Act.

Title of each class COMMON __________________________	Name of each exchange on which registered OTCBB ____________________________
Securities to be registered pursuant to Section 12(g) of the Act.
1,000,000 Common
______________________________________________________________________ (Title of Class)
N/A
______________________________________________________________________ (Title of Class)

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TABLE OF CONTENTS

COVER PAGE	1
TABLE OF CONTENTS	2
PART 1	2
DESCRIPTION OF BUSINESS	3
DESCRIPTION OF PROPERTY
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	7
REMUNERATION OF DIRECTORS AND OFFICERS	7
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	7
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	8
SECURITIES BEING OFFERED	8
PART II
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON STOCK	8
LEGAL PROCEEDINGS	8
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	8
RECENT SALES OF UNREGISTERED SECURITIES	8
INDEMNIFICATION OF DIRECTORS AND OFFICERS	8
FINANCIALS	9

PART 1

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Forward-Looking Statements. This Registration Statement includes "forward-looking statements" as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we will assert the safe harbor for such statements as contained in that statute. Forward looking statements contained in this registration statement are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used

You should not construe any forward looking statement as a guarantee of future performance. Our future results and stockholder values will differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict. In addition, we do not have any intention or obligation to update forward-looking statements after this registration statement becomes effective, even if new information, future events or other circumstances have caused statements expressed in this registration statement to become incorrect or misleading.

Item 6. Description of Business
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GTSR HOPEFULL CORPORATION ("GTSR", the "Company") is a development stage company. The Company was incorporated in Nevada on April 29, 1996 with authorized capital of 25,000 shares at $1.00 par value. The Company was incorporated with the purpose of purchasing or establishing a viable business. The management has had a varied experience in the stock brokerage business, the travel business, the stock trading business, and the electronics business as an instructor and as a consultant Over the years the management has investigated several types of business but none of these have come to be established to date. New management is now seeking the proper venture for GTSR HOPEFULL CORPORATION.

Even though no exact records were kept by the officers during this period there were hours devoted to GTSR HOPEFULL CORPORATION as evidenced by the audited figures.

There were no full time employees. One of the original founders had resigned early in 1997 leaving two board members and officers. The corporation charter had been revoked by the State of Nevada for not filing the required forms and paying the fees. On May 5, 1999 the corporation refiled and paid its fees and again became in good standing with the state of incorporation. On May 5, 1999, the stockholders approved a change in capitalization to 25,000,000 common shares at a par value of $.001.

It has been determined that the focus of the Company will be to attempt to locate and negotiate with a business entity for the merger of that company into the Company. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

the ability to use registered securities to make acquisitions of assets or businesses;
increased visibility in the financial community;
the facilitation of borrowing from financial institutions;
improved trading efficiency;
shareholder liquidity;
greater ease in subsequently raising capital;
compensation of key employees through stock options;
enhanced corporate image;
a presence in the United States capital market;

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
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a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

a foreign company which may wish an initial entry into the United States securities market;

a special situation company, such as a company seeking a public market to satisfy requirements under a qualified Employee Stock Option Plan;

a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involved the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operation histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.
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NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARD FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination or terns favorable to the company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL,LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST--GENERAL. The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 19349the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one of two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

: Courier New">LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company. There is no assurance the Company will be successful in completing any such business combinations.
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LACK OF DIVERSIFICATION. The Company's proposed operation, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combinations will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

: Courier New">REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will usually request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such a case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations tat the audited financial statements will not materially differ from the representation included in such closing documents.

: Courier New">COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field. If not corrected, many computer applications could fail or create erroneous results by or following year 2000. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.
: Courier New">The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

: Courier New">EMPLOYEES

: Courier New">The Company currently has no full time employees and two members of the board of directors and officers.

: Courier New">Item 7.

: Courier New"> The company shares office space with another office of the president and pays a nominal amount for the use of the office, the telephone system, the copying equipment and the computers. The company owns no equipment and does not plan to purchase anything more than daily activities would require. Approximately 144 square feet are assumed in use by the Company.

: Courier New"> The company has no outstanding obligations other than equity to its shareholders.

: Courier New">Item 8.

Philip M. Young	Chairman of the Board. President
David M. Young	Board Member, Vice President &Secretary

: Courier New"> Philip M. Young, 75, was a founding director and has been a director since April, 1996. He has served as president and chairman of the board since September, 1996. He is also majority owner of First American Stock Transfer, a securities transfer agent and registrar which is registered with the U.S. Securities and Exchange commission. He has previously held positions as president of several stock brokerage companies and has served as chairman of District Three of the National Association of Securities Dealers. Mr. Young has also held membership in the Chicago Stock Exchange and the Pacific Stock Exchange. He is not currently registered as a stock broker. He operates from his home as Phil Young Consulting, a sole proprietorship. He is the father of David M. Young, a director of this company.

: Courier New"> David M. Young, 40, was a founding director and has been a director since April 1996. He is currently vice president of First American Stock Transfer. Prior thereto he was owner and president of Southwest Securities Transfer located in Las Vegas, NV.

: Courier New">: Courier New">Item 9.

: Courier New"> No remuneration has been paid to any officer or employee during the life of the company.

: Courier New">Item 10.

: Courier New"> The company has 1,000,000 shares outstanding with the following breakdown:: Courier New">

Philip M. Young	446,500	44.65%
David M. Young	446,500	44.65%

: Courier New"> The company has no authorized or outstanding options, warrants, preferred stock or convertible debt.
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: Courier New">Item 11.

: Courier New"> GTSR HOPEFULL CORPORATION currently has 31 shareholders and has contracted with First American Stock Transfer to be the transfer agent and registrar for the company. Philip M. Young, President and David M. Young, Vice President of GTSR HOPEFULL CORPORATION are owners of First American Stock Transfer.

: Courier New"> All transactions between GTSR HOPEFULL CORPORATION and First American Stock Transfer will occur at the same fees and charges made to other non-related companies.

: Courier New">Item 12.

: Courier New"> No securities are being offered at this time.: Courier New">

: Courier New">PART II

: Courier New">Item 1. Market price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

: Courier New">There has been no trading market for the Registrant's shares. The only transactions that have occurred were the original issuance of shares to the Founders and their subsequent giving of certain shares to family members or business associates. All such transactions have been recorded in the register of the transfer agent These transactions occurred over two years prior to this registration and all but "control" shares could be considered "free trading" under Rule 144K. A total of 1,000,000 shares are outstanding with 107,000 classified as "free trading".

: Courier New">No Dividends have been paid nor are any contemplated.

: Courier New">Item 2. Legal Proceedings

: Courier New">There have been no legal proceedings against GTSR HOPEFULL CORPORATION nor are any currently known to be filed.

: Courier New">Item 3. Changes in and Disagreements with Accountants.

: Courier New">We engaged the accounting firm of Tull,Forsberg & Olson, PLC to audit our financial records for the fiscal years ending December 31,1997,1998,and 1999. Prior to that time we did not have an auditing firm, and we have never dismissed an auditor or had an auditor resign or stand for reelection because of a dispute over accounting practices, financial statements disclosure, or auditing scope or procedure.

: Courier New">Item 4. Recent sales of Unregistered Securities.

: Courier New">There have been no sales of unregistered securities.

: Courier New">Item 5. Indemnification of Directors and Officers.

: Courier New">The Registrant's Articles of Incorporation, effective April 26, 1996, as amended on August 15, 1999, provide for limitation of liability for officers and directors by requiring that no director have any personal liability to the Registrant or its shareholders for money damages other that (1) breaches of the director's duty of loyalty to the Registrant; (2) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (3) unlawful distributions; (4) transactions resulting in an improper personal benefit to the director; (5) acts or omissions occurring prior to the date of incorporation.

: Courier New">Part F/S

INDEPENDENT AUDITORS' REPORT
December 31, 1999

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders
 GTSR HOPEFULL CORPORATION
Phoenix, Arizona

We have audited the accompanying balance sheet of GTSR HOPEFULL CORPORATION (a development stage company) as of December 31, 1999, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the two year period ended December 31, 1999 and for the period from April 29, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

STYLE="text-decoration: underline">We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTSR HOPEFULL CORPORATION as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1999 and for the period from April 29, 1996 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Braverman & Company, P.C.
Phoenix, Arizona
September 19, 2000

GTSR HOPEFULL CORPORATION
(A Development Stage Company)
BALANCE SHEETS

STYLE="text-decoration: underline">ASSETS

	STYLE="text-decoration: underline"> STYLE="text-decoration: underline">December 31, STYLE="text-decoration: underline">1999	STYLE="text-decoration: underline">June 30, STYLE="text-decoration: underline">2000
STYLE="text-decoration: underline">	STYLE="text-decoration: underline">	STYLE="text-decoration: underline">(Unaudited) STYLE="text-decoration: underline">
STYLE="text-decoration: underline">	STYLE="text-decoration: underline">$ -	STYLE="text-decoration: underline">$ -

STYLE="text-decoration: underline"> LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	STYLE="text-decoration: underline"> $ 350	STYLE="text-decoration: underline">$ 215

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock, par value $.001, 25,000,000
shares authorized, 1,000,000 issued and outstanding	1,000	1,000
Paid-in capital	1,000	1,000
Contributed capital	8,692	11,157
(Deficit) accumulated during the development stage	(11.042)	(13,372)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	STYLE="text-decoration: underline"> (350)	STYLE="text-decoration: underline"> (215)
	STYLE="text-decoration: underline"> $ -	STYLE="text-decoration: underline"> $ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GTSR HOPEFULL CORPORATION
(A Development Stage Company)
STATEMENT OF OPERATION

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Years Ended December 31,	Six months Ended June 30,	Cummulative from April 29, 1996 (Inception) to June 30,
	STYLE="text-decoration: underline">1999	STYLE="text-decoration: underline">1998	STYLE="text-decoration: underline">2000	STYLE="text-decoration: underline">1999	STYLE="text-decoration: underline">2000
			(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	STYLE="text-decoration: underline"> $ -	STYLE="text-decoration: underline"> $ -	STYLE="text-decoration: underline"> $ -	STYLE="text-decoration: underline"> $ -	STYLE="text-decoration: underline"> $ -

EXPENSES
General and administrative	STYLE="text-decoration: underline"> 2,278	STYLE="text-decoration: underline"> 2,276	STYLE="text-decoration: underline"> 2,330	STYLE="text-decoration: underline"> 1,198	STYLE="text-decoration: underline"> 13,372

TOTAL EXPENSES	STYLE="text-decoration: underline"> 2,278	STYLE="text-decoration: underline"> 2,276	STYLE="text-decoration: underline"> 2,330	STYLE="text-decoration: underline"> 1,198	STYLE="text-decoration: underline"> 13,372

NET (LOSS)	STYLE="text-decoration: underline"> $ (2,278)	STYLE="text-decoration: underline"> $ (2,276)	STYLE="text-decoration: underline"> $ (2,330)	STYLE="text-decoration: underline"> $ (1,198)	STYLE="text-decoration: underline"> $ (13,372)

NET (LOSS) PER COMMON SHARE-BASIC	STYLE="text-decoration: underline"> $ *	STYLE="text-decoration: underline"> $ *	STYLE="text-decoration: underline"> $ *	STYLE="text-decoration: underline"> $ *

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	STYLE="text-decoration: underline"> 1,000,000	STYLE="text-decoration: underline"> 1,000,000	STYLE="text-decoration: underline"> 1,000,000	STYLE="text-decoration: underline"> 1,000,000

* Less then $(.01) per share

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GTSR HOPEFULL CORPORATION
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM APRIL 29, 1996 (INCEPTION)
TO DECEMBER 31, 1999
AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 (unaudited)

Common Stock	Paid-in	Contrib uted	(Deficit) Accumulated During the Development
	Shares	Amount	Capital	Capital	Stage	Total
Balance, April 29, 1996	-	$ -	$ -	$ -	$ -	$ -
Issuance of stock to insiders fo services on June 1, 1996, at $1.00 per share	2,000	2,000	-	-	-	2,000
Contributed capital				1,759		1,759
Net (loss)					STYLE="text-decoration: underline">(3,759)	STYLE="text-decoration: underline">(3,759)

Balance, December 31, 1996	2,000	2,000	-	1,759	(3,759)
Contributed capital				2.613		2.613
Net (loss)					(2,729)	(2,729)
Balance, December 31, 1997	2,000	2,000		4,372	(6,488)	(116)
Contributed capital				2,160		2.160
Net (loss)					STYLE="text-decoration: underline">(2,276)	STYLE="text-decoration: underline">(2,276)

Balance, December 31, 1998	2,000	2,000		6,532	(8,764)	(232)
Contributed capital				2,160		2,160
Stock split 500:1 May 5, 1999	998,000	(1,000)	1,000
Net (loss)					STYLE="text-decoration: underline">(2,278)	STYLE="text-decoration: underline">(2,278)

Balance, December 31, 1999	1,000,000	1,000	1,000	8,692	(11,042)	(350)
Contributed capital				2,465		2,465
Net (loss)					STYLE="text-decoration: underline">(2,330)	STYLE="text-decoration: underline">(2,330)

Balance, June 30, 2000
(Unaudited)	1,000,000	$ 1,000	$ 1,000	$ 11,157	$ (13,372)	$ (215)
	=========	========	========	========	=======	========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GTSR HOPEFULL CORPORATION
Statements of Cash Flows

Years Ended December 31,	Six months Ended June 30,	Cummulative from April 29, 1996 (Inception) to June 30,
	STYLE="text-decoration: underline">1999	STYLE="text-decoration: underline">1998	STYLE="text-decoration: underline">2000	STYLE="text-decoration: underline">1999	STYLE="text-decoration: underline">2000
			(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM (TO) OPERATIONS ACTIVITIES
Net (loss) from operations	$ (2,278)	$ (2,276)	$ (2,330)	$ (1,198)	$ (13,372)
cash used by operating activities:
Shares issued for services					2,000
Services contributed to capital	2,160	2,160	2,465	1,080	11,157
Changes in-
Accounts payable	STYLE="text-decoration: underline"> 118	STYLE="text-decoration: underline"> 116	STYLE="text-decoration: underline"> (135)	STYLE="text-decoration: underline"> 118	STYLE="text-decoration: underline"> 215

NET CASH (USED BY) OPERATING ACTIVITIES	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -
NET INCREASE IN CASH	-	-	-	-	-

CASH, BEGINNING OF PERIOD	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -	STYLE="text-decoration: underline"> -

CASH, END OF PERIOD	$ -	$ -	$ -	$ -	$ -
	========	========	========	========	========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

F-5: Courier New">

: Arial">: Courier New">: Arial">: Arial"> GTSR HOPEFULL CORPORATION
(A Development Stage Company)

Notes to Financial Statements
Information as to the Periods Ended June 30, 2000 and 1999 is unaudited

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STYLE="text-decoration: underline">History

GTSR Hopefull Corporation (the Company) is a development stage company, organized under the laws of the State of Nevada on April 29, 1996. The Company is in the development stage as defined in Financial Accounting Standards Board Statement No. 7. The fiscal year end is December 31. The Company has been inactive since inception.

STYLE="text-decoration: underline">Stock Split

The accompanying financial statements have given effect retroactively to the 500 for 1 forward stock split approved by the board of directors and shareholders in May, 1999. Additional shares pursuant to the split were issued in January 2000.

STYLE="text-decoration: underline">Going Concern

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has not earned any revenues to date.

The Company is currently devoting its efforts to locating merger candidates. The Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, locate a merger candidate, and ultimately achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

STYLE="text-decoration: underline">Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109. Under this method, deferred income taxes will be recorded to reflect the tax consequences in future years of temporary differences between the tax basis of the assets and liabilities and their financial amounts at year-end.
For federal income tax purposes, substantially all deductible expenses must be deferred until the Company commences business and then they may be written off over a 60-month period. The Company is not in business at this date. Tax deductible losses incurred since inception of $2,350 represent a deferred tax asset of $470. Contributed capital is not deductible for income tax purposes. The Company is providing a valuation allowance in the full amount of the deferred tax asset, since there is no assurance of future taxable income at the present time. Tax deductible losses can be carried forward for 20 years from date incurred, until utilized.

GTSR HOPEFULL CORPORATION
(A Development Stage Company)

Notes to Financial Statements - Continued
Information as to the Periods Ended June 30, 2000 and 1999 is unaudited

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STYLE="text-decoration: underline">Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

NOTE 2. STOCKHOLDERS' EQUITY (DEFICIT)

During June, 1996, the Company issued for services 1,000,000 shares of its $.001 par value common stock to its officers, directors and private investors at $.001 per share (post-split).

NOTE 3. RELATED PARTY TRANSACTIONS

Since inception, the majority of the Company's operating losses to date, consisted of services, rent, utilities and stock transfer fees provided by shareholders and/or a stock transfer company owned by its president. For each of the two years ended December 31, 1998 and 1997, and for each of the six month periods ended June 30, 2000 and 1999, officers' compensation was $1,200 and $600, respectively, and rent and utilities were $960 and $480, respectively.

NOTE 4. SUBSEQUENT EVENT

The Company is in the process of filing a Form 10-SB with the Securities and Exchange Commission (Commission). If the filing becomes effective, the Company will be required to report its financial condition and results of operations quarterly and annually to the Commission pursuant to the regulations under the Securities Exchange Act of 1934.

PART III

Item 1. Index to Exhibits.

Exhibit No. Item Name

1.1 Articles of Incorporation and Amendments
1.2 Bylaws

9.1 Consent of Braverman & Company, P.C. Auditors to the Company

Exhibit No. 1.1 Articles of Incorporation and Amendments

April 29, 1996
No. STYLE="text-decoration: underline"> 9494-96

ARTICLES OF INCORPORATION
OF
GTSR HOPEFULL CORPORATION

I.

The name of this corporation is: GTSR Hopefull Corporation.

II.

The principle office or place of business for this corporation shall be located in the County of Clark, at:

4001 S. Decatur Blvd., Suite 326
Las Vegas, NV 89109

III.

The nature of the business or objects or purposes to be transacted, promoted, or carried on by the corporation shall to be engaged in any lawful activity.

T his corporation shall be authorized to issue only one class of shares of stock; the total number of shares which this corporation shall be authorized to issue shall be TWENTY-FIVE THOUSAND (25,000) all of which shall be at one dollar ($1.00) par value.

The names and address of the initial directors of the corporation shall be as follows:

David Young
4001 S. Decatur Blvd., Suite 326
Las Vegas, NV 89103

Thomas Dorsey
1601 West Sunnyside Drive #164
Phoenix, AZ 85029

V.

The shares of this corporation shall not be subject to assessment to pay the debt of the corporation.

VI.

The name and post office of the incorporator signing these Articles of Incorporation is:

David M. Young
4001 S. Decatur Blvd., Suite 326
Las Vegas, NV 89103

VII.

The duration of this corporation shall be perpetual.

IN WITNESS WHEREOF, I have hereunto set my hand this 25th day of April, 1996.

STYLE="text-decoration: underline"> /s/ Thomas Dorsey

STATE OF NEVADA
}ss.
COUNTY OF CARSON CITY

On April 25, 1996, personally appeared before
me, Hilary A. Smith a notary public (or judge or other
authorized person, as the case may be), duly commissioned
and sworn, Thomas Dorsey, personally known (or proven
to me on the basis of satisfactory evidence) to be the person whose name(s) is (are) subscribed to the foregoing instrument and who acknowledged that (s)he (they) executed this instrument.

IN WITNESS WHEREOF, I have executed this notary and
affixed my official seal.

By: STYLE="text-decoration: underline"> /s/ Hilary A. Smith
STYLE="text-decoration: underline"> Notary Public

My Commission Expires: STYLE="text-decoration: underline"> September 21, 1998

STYLE="text-decoration: underline"> STYLE="text-decoration: underline">Exhibit No. 1.2 Bylaws

BY-LAWS
of
GTSR HOPEFULL CORPORATION
ARTICLE I-OFFICES

The principal office of the corporation in the state of Nevada shall be located at 4001 S Decatur Blvd, in the City of Las Vegas, county of Clark. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

ARTICLE II - STOCKHOLDERS

1. ANNUAL MEETING. The annual meeting of the stockholders shall be held on the 2nd Wednesday of May in each year, beginning with the year 1997 at the hour of 1 o'clock P.M.. local time for the purpose of the election of directors and for the transaction of such other business as may come before the meeting. If the day fixed for an annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2. SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by a director, and shall be called by the president at the request of the holders of not less than fifty one (51) percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3. PLACE OF MEETING. The directors may designate any place, either within or without the state unless otherwise prescribed by statute, as the place of melting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate a place, either within, or without the state unless otherwise prescribed by statute, as the place for holding such meeting.. If no designation is made, or if a special meeting be otherwise called. the place of meeting shall be the principal office of the corporation.

4. NOTICE OF MEETING. Written or printed notice slating the place. day and hour of the meeting and, in the case of a special meeting is called, shall be delivered not less than ten (10) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary or the director calling the meeting. If mailed such notice shall be deemed to be delivered when deposited in the United Stares mail, addressed to stockholder at his address as it appears on the stock transfer books of the corporation. With postage thereon prepaid.

5. CLOSING OF TRANSFER DOORS OR FIXING OF RECORD DATE, For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment therefor, stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders. Such books shall be closed for at least twenty (20) days immediately preceding such meeting, In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date fur any such determination of stockholders, such dare in any case to be not more than twenty (20) days and, in case of a meeting of stockholder, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend. the date on wich notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6. VOTING LIST. The officer or agent having charge of`the stock transfer books for the shares of the corporation. shall make, at list ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of the (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.
7. QUORUM. At any meeting of stockholders fifty one (51) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8. PROXIES. .At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or bv his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9. VOTING. Each shareholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

10. ORDER OF BUSINESS. The order of business at all meetings of the stockholders, shall be as follows;

a. Roll Call.
b. Proof of notice of meeting or waiver of notice.
c. Reading of minutes of preceding meeting.
d. Reports of Officers.
e. Reports of Committees.
f. Election of Directors.
g. Unfinished Business.
h. New Business.

II, INFORMAL ACTION BY STOCKHOLDERS. Unless otherwise provided by law, any action required to be taken at a meeting of the stockholder, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall he signed by all stockholders entitled to vote with respect to the subject matter thereof.

ARTICLE III - BOARD OF DIRECTORS

1. GENERAL POWERS. The business and affairs of the corporation shall be managed by it's board of directors. The directors shall in all cases act as a boar,. and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of the Slate of Nevada.

2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be a minimum of three (3) and a maximum of nine (9). Each director shalt hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.
3. REGULAR MEETINGS. .A regular meeting of directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, The tine and place holding of .additional regular meetings without other notice than such resolution.

4. SPECIAL MEETINGS. Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5. NOTICE. Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitue a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6. QUORUM, At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of 'the directors present may adjourn the meeting from time to time without further notice

7. MANNER OF ACTING. The act of the majority of the directors present at a meeting at which a quorum is present shall he the act of the directors.

8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Newly created directorships resulting from an increase in the number of directors and vacancies occurring on the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

9. REMOVAL OF DIRECTORS, Any or all of the directors may be removed by cause by vote of the stockholders or by action of the board. Directors may be removed for cause by vote of the stockholders.

10. RESIGNATION. A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11. COMPENSATION. No compensation shall be paid to directors, as such. for there services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall he construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

12. EXECUTIVE AND OTHER COMMITTEES. The board, by resolution may designate from among its members an executive committee and other committees, each consisting of one (1) or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV - OFFICERS

1. NUMBER. The officers of the corporation shall be the president, a secretary and a treasurer each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed hy the directors.

2. ELECTION AND TERM OF OFFICE. The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected an shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL. Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation could be served thereby, but such removal shall be without prejudice to contract rights, if an of the person so removed.

4. VACANCIES. Any vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the: unexpired portion of the term.

5. PRESIDENT. The president shall be the principal executive officer of the corporation and subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any proper officer of the corporation hereunto authorized by the directors, certificates for shares of the corporation any deeds. Mortgages, bonds contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or these by-laws to some other officer or agent of the corporation, shall be required by law to be otherwise signed or executed and in general shall preform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6. CHAIRMAN OF THE BOARD, In the absence of the president or int the event of his death, inability or refusal to act, the chairman of the board of directors shall assume the duties of the president. and when so acting, shall have all the powers of and be subject to all the restrictions upon the president.

The chairman of the board of directors shall preform such other duties as from time to time may be assigned to him by the directors.

7. SECRETARY, The secretary shall keep the minutes of the stockholders' and of directors' meetings in one or more books provided for the purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of the secretary and such other duties as from rime to time maybe assigned to him by the president or by the directors.

8. TREASURER, If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for moneys due and payable to the corporation from any source whatsoever, : and deposit all such money in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.
9. SALARIES, The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.

ARTICLE V - STOCK

1. CERTIFICATES.

The shares of stock shall be represented by consecutively numbered certificates signed in the name of the Corporation by its President or Vice President and the Secretary or an assistant Secretary. and shall be sealed with the seal of the Corporation or with a facsimile thereof. The signatures of the Corporation's officers on such certificates may also be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be an officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such office. at the date of its issue. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented hereby are fully paid.

2. NEW CERTIFICATES.

No new certificates evidencing shares shall be issued unless and until the old certificate or certificates, in lieu of which the new certificates is issued, shall be surrendered for cancellation, except as provided in paragraph 2 of this Article V.

3. RESTRICTION OF TRANSFER.

No certificate shall be issued or re-issued without a restriction of transferability clearly imprinted thereupon unless registered as required by law or an exemption from registration is available

ARTICLE VI - CONTRACTS, LOANS, CHECKS, AND DEPOSITS

1. CONTRACTS. The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and delivery instrument in the name of and on behalf of the corporation and such authority may be general or confined to specific instances.

2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3. CHECKS, DRAFTS, ETC. All checks, drafts or otter orders for payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.
4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositary as the directors may select.

ARTICLE VII - FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day January each year.

ARTICLE VIII - DIVIDENDS

The directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE IX - SEAL

The directors shall provide a corporate seal whish shall be circular in form and shall have inscribed therein the name of the corporation, the state of incorporation, year of' incorporation an the words, ''Corporate Seal".

ARTICLE X - WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to given to any stockholder or director of the corporation under the provisions of`these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, weather before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI - AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

Read and approved by the founder(s) of this corporation

STYLE="text-decoration: underline">/s/sDavid M. Young	STYLE="text-decoration: underline">/s/s Philip M. Young	STYLE="text-decoration: underline">/s/s Thomas Dorsey

9.1 Consent of Braverman & Company, P.C. Auditors to the Company

: Courier New"> STYLE="font-size: 14pt">BRAVERMAN & COMPANY, P.C.
STYLE="font-size: 14pt">22701 N. BLACK CANYON HWY. B-1
STYLE="font-size: 14pt">PHOENIX, AZ 85027

STYLE="font-size: 14pt"> STYLE="font-size: 14pt"> OCTOBER 24, 2000

U.S. Securities and Exchange Commission:

The firm of Braverman & Company, P.C., Certified Public Accountants, hereby consents to the inclusion of our audit report dated September 19, 2000 on the Financial Statements of GTSR Hopeful Corporation as of December 31, 1999 in the accompanying Form-10.

STYLE="text-decoration: underline">_/s/ Ivan Braverman
Braverman & Company, P.C. STYLE="font-size: 14pt">

Item 2. Description of Exhibits.

Financial Data Schedule 5

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

: Courier New">

/s/ Philip M. Young (Registrant)
By: Philip_M. Young President

: Arial">EXHIBIT	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">FINANCIAL DATA SCHEDULE			: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">: Arial"> THIS SCHEDULE CONTAINS SUMMARY FINANCIAL STATEMENTS ON FORM 10-SB OF : Arial">GTSR HOPEFULL CORPORATION: Arial"> AS OF JUNE 30, 2000 AND THE SIX MONTHS THEN ENDED AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
: Arial">

	: Arial">: Arial">: Arial">: Arial">PERIOD-TYPE		: Arial">	: Arial">	: Arial">6-MOS	: Arial">	: Arial">
: Arial">	: Arial">FISCAL-YEAR-END		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> DEC-31-2000
: Arial">	: Arial">PERIOD-START		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> JAN-01-2000
: Arial">	: Arial">PERIOD-END		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> JUN-30-2000
: Arial">	: Arial">CASH	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">SECURITIES		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">RECEIVABLES		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">ALLOWANCES		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">INVENTORY		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">CURRENT-ASSETS		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">PP&E	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">DEPRECIATION		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">TOTAL-ASSETS		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">CURRENT-LIABILITIES			: Arial">	: Arial">	: Arial">	: Arial"> 350
: Arial">	: Arial">BONDS	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">PREFERRED-MANDATORY			: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">PREFERRED		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">COMMON	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> 1,000
: Arial">	: Arial">OTHER-SE		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> (1,350)
: Arial">	: Arial">TOTAL-LIABILITY-AND EQUITY			: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">SALES	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">TOTAL-REVENUES		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">CGS	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">TOTAL-COSTS		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">OTHER-EXPENSES		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> 2,330
: Arial">	: Arial">LOSS-PROVISION		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">INTEREST-EXPENSE		: Arial">	: Arial">	: Arial">	: Arial">	: Arial">
: Arial">	: Arial">INCOME-PRETAX		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> (2,330)
: Arial">	: Arial">INCOME-TAX		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">INCOME-CONTINUING			: Arial">	: Arial">	: Arial">	: Arial"> (2,330)
: Arial">	: Arial">DISCONTINUED		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">EXTRAORDINARY		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">CHANGES	: Arial">	: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">NET-INCOME		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> (2,330)
: Arial">	: Arial">EPS-BASIC		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> -
: Arial">	: Arial">EPS-DILUTED		: Arial">	: Arial">	: Arial">	: Arial">	: Arial"> - : Arial">
